June 21, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Rielder, Gregory S. Belliston and Daniel Greenspan
Mail Stop 3-9
Washington, D.C. 20549

Re:	Akorn, Inc. - Registration Statement on Form S-1 File Number 333-119168

Dear Messrs. Riedler, Belliston and Greenspan:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), on behalf of Akorn, Inc., the registrant, we hereby request that the registrant’s Registration Statement on Form S-1, filed with the Commission on September 21, 2004, as amended by the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on June 14, 2005, become effective on Wednesday, June 22, 2005, at 1:00 p.m. Washington, D.C. time, or as soon thereafter as practicable. The registrant hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement. The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 619.699.2526 with any questions regarding this matter.

Sincerely,

/s/ Kurt L. Kicklighter

Kurt L. Kicklighter
for
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

cc:	Arthur S. Przybyl Jeffrey A. Whitnell W. Wilson Troutman